CARTER LEDYARD & MILBURN LLP
Counselors at Law
701 8th Street, N.W.
Suite 410
Andris J. Vizbaras	2 Wall Street	Washington, DC 20001
Partner	New York, NY 10005-2072	(202) 898-1515
—	—	—
Direct Dial: 212-238-8698	Tel (212) 732-3200	570 Lexington Avenue
E-mail: vizbaras@clm.com	Fax (212) 732-3232	New York, NY 10022
(212) 371-2720

              February 12, 2009

VIA EDGAR

Song P. Brandon, Esq.
Attorney-Advisor
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Re:	Retalix Ltd.
Schedule TO-T filed January 15, 2009
Filed by Ronex Holdings, Limited Partnership; Ronex Holdings Ltd.;
FIMI Opportunity 2005 Ltd.; FIMI IV 2007 Ltd.; Ishay Davidi
Management Ltd.; Ishay Davidi Holdings Ltd.; and Ishay Davidi.
SEC File No. 005-55375

Dear Ms. Brandon:

        Set forth below are the responses of Ronex Holdings, Limited Partnership, Ronex Holdings Ltd., FIMI Opportunity 2005 Ltd., FIMI IV 2007 Ltd., Ishay Davidi Management Ltd., Ishay Davidi Holdings Ltd., and Ishay Davidi to your comments regarding the above-referenced Schedule TO-T (the “Schedule TO”). We are filing herewith Amendment No. 1 to the Schedule TO.

        The paragraphs below are numbered to correspond to the comments in your letter dated February 2, 2009. In each instance, we have repeated your comment in italics and set forth our response in plain type below the relevant comment.

        All capitalized terms used but not defined herein have the same meanings as in the Offer to Purchase.

Schedule TO-T
Cover Page to the Schedule TO-T

1.	Please tell us what consideration was given to whether Gillon Beck, a partner and executive of two entities identified as part of the Bidder Group should be included as a bidder in the offer? Similarly, please tell us what consideration was given to whether Messrs. Barry Shaked and Brian Cooper, the CEO and a director of Retalix, respectively, should be included as bidders in the offer. We note that Messrs. Shaked and Cooper pursuant to a shareholder agreement entered into in March 2008 may be deemed to beneficially own the shares owned and purchased by members of the Bidder Group. Please refer to the factors discussed in section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 2000) in your analysis of whether other bidders should be included. To the extent you do not add additional bidders, please provide your analysis in your response letter. To the extent you add additional parties as bidders, please be aware that you must include all of the disclosure required by Schedule TO as to such parties individually. You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.

Although Gillon Beck did have a limited role in initiating and structuring the offer, and in raising funds for the FIMI Funds, that role was solely in his capacity as an officer of the named members of the bidder group. The other five factors listed in the Outline do not apply to Mr. Beck. He is not “acting together” with the bidder group because he is acting solely as an agent of the bidder group, and not in any individual capacity. He provided advice but ultimately Mr. Davidi exclusively controlled the terms of the offer. Similarly, he does not control any of the entity members of the bidder group, each of which is controlled exclusively by its direct and indirect parent entities, and ultimately by Mr. Davidi. He did not form, or cause to be formed, any of the members of the bidder group. He will not beneficially own the Retalix shares acquired in the offer.

On the foregoing basis we concluded that Mr. Beck is not a member of the bidder group.

Barry Shaked and Brian Cooper may be deemed to beneficially own the Retalix shares acquired in the offer because of their rights with respect to the voting of those shares under the Shareholders Agreement. However, none of the other six factors listed in the Outline apply to Messrs Shaked and Cooper. They had no role in initiating or structuring the offer, and were not consulted prior to commencement and indeed still have not been consulted by the bidder group about the offer. They are not acting together with the bidder group, have done nothing to promote or facilitate the offer and, as stated in the Schedule 14D-9 filed by Retalix, did not participate in the consideration of the offer by the Retalix board or in the determination of the Retalix board to express no opinion and remain neutral with respect to the offer. They had no influence over the terms of the offer. They had no role in financing the offer. They did not form, or cause to be formed, any of the members of the bidder group. Moreover, they will have no economic interest in the shares to be acquired in the offer and no power to control the disposition of those shares.

On the foregoing basis we concluded that Messrs Shaked and Cooper are not members of the bidder group.

Item 10. Financial Statements

2.	We note that the members of the Bidder Group are not public companies and that the offer is not for all outstanding securities of the subject class. Therefore, you do not fall within the fact pattern under which financial statements are not deemed material in the context of a tender offer. Refer to Instruction 2 to Item 10 of Schedule TO. The fact that financing for the offer is assured is not dispositive of whether bidder financial statements are required under Item 10 of Schedule TO. Please provide us further analysis as to why you believe that the financial condition of the members of the Bidder Group is not material to a shareholder’s decision to participate in the offer in light of the facts noted above.

The financing for the offer has been irrevocably deposited by the bidder into an escrow account with the Israeli Depositary for the offer, Clal Finance Batucha Investment Management Ltd., and, as required by Israeli law, the Israeli Depositary has guaranteed the bidder’s obligation to pay for the maximum number of shares that the bidder is offering to purchase in the offer. The Israeli Depositary is a subsidiary of Clal Finance Ltd., an established and prominent Israeli financial institution (“Clal”). Clal describes itself on its website, www.clalfinance.com, as Israel’s largest financial institution outside the banking system, providing a broad array of financial services ranging from portfolio management to brokerage and underwriting services, with over NIS57 billion (approximately US$14 billion) in assets under management.

Prior to the adoption of Schedule TO in 1999, “whether the purpose of the tender offer is for control of the subject company” was listed by the Commission as a factor in determining whether the financial condition of the bidder is material. Exchange Act Rel. No. 42055 at n. 195.[1] The adopting release cited the factor as having continuing significance after the adoption of Schedule TO, stating, “Financial information also can be material when a bidder seeks to acquire a significant equity stake in order to influence the management and affairs of the target [because] security holders need financial information for the prospective controlling security holder to decide whether to tender in the offer or remain a continuing security holder in a company with a dominant or controlling security holder.” Id.

[1] Available on the Internet at http://www.sec.gov/rules/final/33-7760.htm#P629_156489

The purpose of the offer is not to obtain control of Retalix. The bidder already controls Retalix. The bidder has designated four of the ten members of the Retalix board, including its chairman. If the Bidder purchases the maximum number of Retalix shares in the offer, it will increase its ownership by just 10% of the Retalix shares outstanding, and counting the shares deemed to be beneficially owned the Bidder because of the Shareholders Agreement, the Bidder will beneficially own approximately 34.7% of the Retalix shares. That incremental increase in share ownership is not likely to result in a change in the composition of the Retalix board, all of the members of which already have been designated by the parties to the Shareholders Agreement, and still will leave the bidder short of holding an outright majority of the shares.

It appears that the Staff has accepted this analysis as sufficient to conclude that the financial condition of the bidder is not material in at least one similar offer, an offer for shares of Fundtech Ltd. for which a Schedule TO-T was filed March 5, 2008 by Clal Industries and Investments Ltd. (SEC File No. 005-60233) (the “Fundtech Offer”). Like the current offer, the Fundtech Offer was a cash partial tender offer, by a bidder that was not an Exchange Act filer, for shares of an Israeli issuer, and the bidder had deposited the maximum transaction amount into an escrow arrangement with its Israeli depositary. The Schedule TO omitted financial information and the Staff issued a comment letter that, at Comment 2, requested additional analysis as to whether the financial condition of the bidder was material. In its response letter dated March 10, 2008[2], the bidder presented its analysis that no change of control would result from the Fundtech Offer, solely relying on the provisions of the Schedule TO adopting release quoted above. Financial statements regarding the bidder were not provided and the Fundtech Offer closed successfully. While recognizing that the Staff’s disposition of this comment in the Fundtech Offer is not binding on your disposition of the same comment in the current offer, we urge you to consider it as a factor. As compared to the Fundtech Offer, the facts in the current offer even more strongly support the conclusion that no change in control will result: Unlike in the Fundtech Offer, all of the members of the Retalix board already have been designated by the parties to the Shareholders Agreement. Unlike in the Fundtech Offer, the offer will not cause the bidder to hold an outright majority of the Retalix shares and, under Israeli law, it will be able to acquire an outright majority of the Retalix shares only if it conducts another public tender offer. See page 17 of the Offer to Purchase.

Based on the foregoing, together with the facts that (i) the consideration offered for the shares consists solely of cash, (ii) the offer is not subject to any financing condition, and (iii) the bidder has sufficient sources of cash to purchase the shares, the members of the bidder group believe that the financial condition of the bidder is not material to a shareholder’s decision to participate in the offer.

Offer to Purchase
Background, page 14

3.	Please revise your background section to disclose the date that Mr. Ishay Davidi became Retalix’s Chairman of the Board.

We have revised the Offer to Purchase in response to your comment.

[2] Available on the Internet at http://www.sec.gov/Archives/edgar/data/1051856/000117891308000608/filename2.htm

4.	We note your disclosure in the first full paragraph on page 16 that you have requested from the Israeli Tax Authority an approval with respect to the Israeli withholding tax rates applicable to the offer. Based on your disclosure on page 31, it appears you have received the approval. Please update your disclosure on page 16 accordingly.

We have revised the Offer to Purchase in response to your comment.

Plans for Retalix after the Offer: Certain Effects of the Offer, page 16

5.	We understand that this tender offer is a partial offer not intended nor reasonably likely to result in the subject securities becoming eligible for deregistration under Section 12 of the Securities Exchange Act of 1934. However, if this offer is the result in a going-private transaction, a Schedule 13E-3 must be filed now. Please confirm in your response letter that the offer is not the first step in a series of transaction that will or are reasonably likely to “trigger” the application of Exchange Act Rule 13e-3.

The members of the bidder group confirm that the offer is not the first step in a series of transactions that will or are reasonably likely to trigger the application of Rule 13e-3. Moreover, under Israeli law, following consummation of this Offer, (i) the bidder will be restricted from exceeding a limit of 45.0% of the Retalix shares inasmuch as it can acquire additional Retalix shares beyond that limit only by means of another public tender offer, and (ii) the bidder will prohibited from conducting an additional tender offer for Retalix shares and from merging with Retalix within 12 months from the date of the offer to purchase. See page 17 of the Offer to Purchase.

Certain Material U.S. Federal Income Tax and Israeli Income Tax Consequences, page 28

6.	We note the heading of this section and disclosure refer to “certain” of the material federal income tax consequences of the tender offer. Please remove that qualifier, as this section should discuss all material tax consequences.

We have revised the Offer to Purchase in response to your comment.

Information Concerning the Bidder Group, page 35

7.	We note your disclosure that Ishay Davidi Management Ltd. and Ishay Davidi Holdings Ltd. are holding companies that control FIMI Opportunity 2005 Ltd. And FIMI IV 2007 Ltd., and are also the managing general partners of the FIMI Funds. It does not appear that Ishay Davidi Management Ltd. or Ishay Davidi Holdings Ltd. were included as reporting persons in the Schedule 13D filed on February 11, 2008, as amended. Please tell us why those two entities were not included in the Schedule 13D that was filed on behalf of the Bidder Group, among others.

The bidder group has amended the Schedule 13D to include these two entities as filers.

Miscellaneous, page 40

8.	Please note that SEC regional offices do not provide public reference services. Please delete the reference to the SEC regional offices in the penultimate paragraph of this section.

We have revised the Offer to Purchase in response to your comment.

        We also have amended the Offer to Purchase to correct and update statements regarding recent purchases and sales of Retalix shares by the bidder prior to the commencement of the offer (all of which shares were included in the number of shares owned by the bidder group provided in the Offer to Purchase).

        We are furnishing herewith a statement from each member of the bidder group in the form you requested.

        We trust that the foregoing is responsive to your concerns and look forward to working with you to resolve any outstanding issues.

        If we can assist your review of the filing or elaborate upon the responses herein, please feel free to contact me (tel. 212-238-8698) or my partner Steven Glusband (tel. 212-238-8605).

Sincerely, /s/ Andris J. Vizbaras Andris J. Vizbaras

AJV:tbm
Attachment